UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N62509109

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509109	13D	Page 2 of 12

1	Names of reporting persons BCLS Fund III Investments, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 10,719,110 Ordinary Shares (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 10,719,110 Ordinary Shares (1)

11	Aggregate amount beneficially owned by each reporting person 10,719,110 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99% (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant (as defined herein) to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering (as defined herein); and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 3 of 12

1	Names of reporting persons Bain Capital Life Sciences Opportunities III, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 4 of 12

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 5 of 12

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 6 of 12

1	Names of reporting persons BCLS II Equity Opportunities, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 7 of 12

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power (1)
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

As of the date hereof, (i) BCLS Fund III Investments, LP directly holds 5,376,356 Ordinary Shares; (ii) Bain Capital Life Sciences Opportunities III, LP directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) Bain Capital Life Sciences Fund II, L.P. directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco, LP directly holds 4,797,557 Ordinary Shares; (v) BCLS II Equity Opportunities, LP directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIP Life Sciences Associates, LP directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 8 of 12

This Amendment No. 3 to Schedule 13D relates to the Ordinary Shares, nominal value €0.12 per share (the “Ordinary Shares”), of NewAmsterdam Pharma Company N.V., a public limited liability company incorporated in the Netherlands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 2, 2022, as amended by Amendment No. 1 filed on June 13, 2023 and Amendment No. 2 filed on March 1, 2024 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by BCLS Fund III Investments, LP, a Delaware limited partnership (“BCLS Fund III”), Bain Capital Life Sciences Opportunities III, LP, a Delaware limited partnership (“BCLS Fund III Opportunities”), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund II”), BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco”), BCLS II Equity Opportunities, LP, a Delaware limited partnership (“BCLS Fund II Opportunities”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS” and, together with BCLS Fund III, BCLS Fund III Opportunities, BCLS Fund II, BCLS II Investco and BCLS Fund II Opportunities, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company (“BCLS III GP”), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership (“BCLS III”), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (“BCLS Fund III GP”), which is the general partner of BCLS Fund III. BCLS III is also the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company (“BCLS Fund III Opportunities GP”), which is the general partner of BCLS Fund III Opportunities.

BCLSI is also the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS Fund II, which is the managing member of BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), which is the general partner of BCLS II Investco. BCLS Fund II is also the manager of BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company (“BCLS Fund II Opportunities GP”), which is the general partner of BCLS Fund II Opportunities.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCLSI, BCLS III GP, BCLS III, BCLS Fund III GP, BCLS Fund III Opportunities GP, BCLSI II, BCLS II Investco GP and BCLS Fund II Opportunities GP, the “Bain Capital Life Sciences Entities”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 17, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Life Sciences Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. N62509109	13D	Page 9 of 12

(e) During the last five years, none of the Bain Capital Life Sciences Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCLS Fund II and BCLSI II are organized under the laws of the Cayman Islands. BCLS Fund III, BCLS Fund III Opportunities, BCLS II Investco, BCLS Fund II Opportunities, BCIPLS, BCLSI, BCLS III GP, BCLS III, BCLS Fund III GP, BCLS Fund III Opportunities GP, BCLS II Investco GP, BCLS Fund II Opportunities GP and Boylston are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On December 11, 2024 the Issuer entered into an underwriting agreement with Jefferies LLC, Goldman Sachs & Co. LLC, Leerink Partners LLC, TD Securities (USA) LLC, Guggenheim Securities, LLC and William Blair & Company, L.L.C., as representatives of the several underwriters, related to a public offering (the “December 2024 Offering”) of 14,667,347 Ordinary Shares (inclusive of the full exercise of the underwriters’ option to purchase additional shares) and, in lieu of Ordinary Shares to certain investors, Pre-Funded Warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 4,882,653 Ordinary Shares. The Ordinary Shares were sold at a public offering price of $24.50 per share and the Pre-Funded Warrants were sold at a public offering price of $24.4999 per Ordinary Share underlying each Pre-Funded Warrant. The December 2024 Offering closed on December 13, 2024.

In the December 2024 Offering, BCLS Fund III Opportunities purchased a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares for a purchase price of $30,799,828.79 and BCLS Fund II Opportunities purchased a Pre-Funded Warrant to purchase 375,512 Ordinary Shares for a purchase price of $9,200,006.45. BCLS Fund III Opportunities and BCLS Fund II Opportunities each used their own working capital to acquire the securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS Fund III directly holds 5,376,356 Ordinary Shares; (ii) BCLS Fund III Opportunities directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) BCLS Fund II directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco directly holds 4,797,557 Ordinary Shares; (v) BCLS Fund II Opportunities directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIPLS directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares.

As a result of the Beneficial Ownership Blocker (as defined below), BCLS Fund III Opportunities and BCLS Fund II Opportunities are precluded from exercising Pre-Funded Warrants to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Ordinary Shares. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Ordinary Shares, representing 10,719,110 Ordinary Shares as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 92,385,872 Ordinary Shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024; (ii) 14,667,347 Ordinary Shares issued in the December 2024 Offering; and (iii) 245,197 Ordinary Shares to be issued upon the exercise of the Warrants and Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. N62509109	13D	Page 10 of 12

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

December 2024 Lock-Up Agreement

In connection with the December 2024 Offering, BCLS Fund III, BCLS Fund II, BCLS II Investco, BCIPLS and Dr. Downing each entered into a lock-up agreement (the “December 2024 Lock-Up Agreement”) with the representatives of the several underwriters of the December 2024 Offering, pursuant to which they each agreed, subject to certain exceptions, not to sell or offer to sell any Ordinary Shares or securities convertible into or exercisable or exchangeable for, Ordinary Shares for a period of 45 days after the date of the prospectus relating to the December 2024 Offering without the prior written consent of each of Jefferies LLC and Goldman Sachs & Co. LLC.

The foregoing summary of the December 2024 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the December 2024 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Pre-Funded Warrant

Exercisability. Each Pre-Funded Warrant is exercisable at any time after its original issuance solely by means of a cashless exercise.

Exercise Blocker. The holder of a Pre-Funded Warrant is prohibited from exercising the Pre-Funded Warrant into Ordinary Shares if, as a result of such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s for purposes of Section 13(d) of the Act, would beneficially own more than 9.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Blocker”). Each of BCLS Fund III Opportunities and BCLS Fund II Opportunities has delivered written notice to the Issuer to irrevocably forfeit their right to increase the Beneficial Ownership Blocker above 9.99%.

Exercise Price. The exercise price per Ordinary Share purchasable upon the exercise of the Pre-Funded Warrant is $0.0001 per Ordinary Share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting the Ordinary Shares.

Transferability. Subject to compliance with applicable securities laws, each Pre-Funded Warrant may be transferred or assigned by the holder thereof without the Issuer’s consent.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Pre-Funded Warrant) occurs while a Pre-Funded Warrant is outstanding, then upon any subsequent exercise of the Pre-Funded Warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of the Pre-Funded Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Pre-Funded Warrant or by virtue of the holder’s ownership of Ordinary Shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises the Pre-Funded Warrant.

CUSIP No. N62509109	13D	Page 11 of 12

The foregoing summary of the Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit G	Form of December 2024 Lock-Up Agreement (incorporated by reference from Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2024 (File No. 001-41562)

Exhibit H	Form of Pre-Funded Warrant (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2024 (File No. 001-41562)

Exhibit I	Joint Filing Agreement

CUSIP No. N62509109	13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024	BCLS Fund III Investments, LP
By: BCLS Fund III Investments GP, LLC, its general partner
By: Bain Capital Life Sciences Fund III, L.P., its member
By: Bain Capital Life Sciences III General Partner, LLC, its general partner
By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

Bain Capital Life Sciences Opportunities III, LP
By: Bain Capital Life Sciences Opportunities III GP, LLC, its general partner
By: Bain Capital Life Sciences Fund III, L.P., its sole member
By: Bain Capital Life Sciences III General Partner, LLC, its general partner
By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

Bain Capital Life Sciences Fund II, L.P.
By: Bain Capital Life Sciences Investors II, LLC, its general partner
By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCLS II Investco, LP
By: BCLS II Investco (GP), LLC, its general partner
By: Bain Capital Life Sciences Fund II, L.P., its managing member
By: Bain Capital Life Sciences Investors II, LLC, its general partner
By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCLS II Equity Opportunities, LP
By: BCLS II Equity Opportunities GP, LLC, its general partner
By: Bain Capital Life Sciences Fund II, L.P., its manager
By: Bain Capital Life Sciences Investors II, LLC, its general partner
By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCIP Life Sciences Associates, LP
By: Boylston Coinvestors, LLC, its general partner

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Authorized Signatory